Exhibit 99.1

For Immediate Release	February 05, 2009

CHALLENGER APPOINTS SPECIAL COMMITTEE TO EVALUATE STRATEGIC ALTERNATIVES

CALGARY, ALBERTA, CANADA — (Marketwire – February 5, 2009) - Challenger Energy Corp. (“Challenger” or “Company”) (TSX.V:CHQ) (NYSE Alternext US: CHQ) announces that its Board of Directors has appointed a special committee of directors (the “Special Committee”) with a mandate to undertake a process to evaluate the various strategic alternatives available to the Company. In this regard, the Special Committee has retained Peters & Co. Limited as its financial advisor to assist in the review process.

The Special Committee has been formed to examine all alternatives available to Challenger, including the sale of the Company, in order to ensure that shareholder value is maximized and to address the Company’s $14 million bridge facility. Operations are nearly complete with respect to the initial exploration phase of Block 5(c), offshore Trinidad and Tobago. Challenger is paying one third of the costs of the initial exploration program on Block 5(c) to earn a 25% interest in the production sharing contract covering Block 5(c).

Challenger, along with its partners, Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(NYSE Alternext US: SNG) and, BG International Limited (“BG”), a wholly owned subsidiary of the BG Group plc (LSE:BG.L) are continuing preparations to conduct flow testing on the “Endeavour” well on Block 5(c). As previously announced, the main targeted zone for this well has been encountered and has been evaluated with a full suite of electric wireline logs; and operations are proceeding to flow test the well.

All operations on the Endeavour well are estimated to be completed near the end of February, to be followed by the release of the drilling rig. The data received to date from the “Endeavour” well has enabled the partners to further enhance their understanding of not only this particular well and its related structure, but also the overall development potential of the entire Block 5(c). Test information from the well is expected to confirm productive characteristics of the reservoir tested and the net pay encountered in the well.

In 2008, Challenger announced two separate natural gas discoveries on Block 5(c); in the “Victory” well, announced on January 14, 2008, and, in the “Bounty” well, announced on August 13, 2008. The information from the three exploration wells drilled on Block 5(c), along with the extensive 3D seismic coverage of Block

5(c) and nearby fields, encourages moving forward with the further appraisal of resources discovered and development planning.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Forward-looking information contained in this news release is as of the date of this news release. The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”. Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Attention: Dan MacDonald

Phone: (403) 503-8815

Fax: (403) 503-8811

www.challenger-energy.com